May 24, 2018

Mr. W. John Cash

Accounting Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Attention:    W. John Cash

Re:	TopBuild Corp.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 27, 2018
File No. 1-36870

Dear Mr. Cash:

This is in response to your letter dated May 21, 2018, commenting on TopBuild Corp.’s Form 10-K for the year ended December 31, 2017.  For ease of reference, we have repeated the SEC’s comments in bold text preceding our responses below.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Cash Flows, page 23

1.

We note that you define working capital as the amount by which the sum of net receivables and net inventories exceed accounts payable. We remind you that working capital is defined by ASC 210-10-20 as the excess of current assets over current liabilities. In this regard, please revise future filings to modify the description of the measure you present, as appropriate.

Response:

We will revise our future filings to modify the description of the measure we present if it is not consistent with working capital as defined by ASC 210-10-20.

Critical Accounting Policies and Estimates – Goodwill and Other Intangible Assets, page 32

2.	Given the significance of goodwill to your balance sheet, please tell us and revise future filings:
•	To clarify how many reporting units you have, including the number of reporting units that contain goodwill, and how goodwill is assigned to reporting units. Refer to ASC 350-20-35 for guidance; and
•	To address whether the estimated fair values of your reporting units substantially exceed their respective carrying values.

Response:

We will revise future filings to clarify that we have two reporting units which are also our operating and reporting segments: Installation and Distribution.  Both reporting units contain goodwill.  Assets acquired and liabilities assumed are assigned to the applicable reporting unit based on whether the acquired assets and liabilities relate to the operations of and determination of the fair value of such unit.  Goodwill assigned to the reporting unit is the excess of the fair value of the acquired business over the fair value of the individual assets acquired and liabilities assumed for the reporting unit.

The estimated fair values of the two reporting units substantially exceeded their respective carrying values.  We will revise future filings to address whether the estimated fair values of the two reporting units substantially exceed their respective carrying values.

We hope that this letter is fully responsive to your comments. If you have any further questions or would like additional clarification, please contact me at (386) 763-2900.

Sincerely,

/s/ John S. Peterson

John S. Peterson

Vice President and Chief Financial Officer

TopBuild Corp.